November 4, 2008

Michael McTiernan
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:                       AirShares™ EU Carbon Allowances Fund
Registration Statement on Form S-1
Registration No. 333-145448
Filed September 11, 2008

Dear Mr. McTiernan:

We are responding to comments received from the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated September 25, 2008 relating to AirShares™ EU Carbon Allowances Fund’s registration statement on Form S-1, filed with the Commission on September 11, 2008 (the “S-1”) (Registration No. 333-145448).

We appreciate the Staff’s comments. For your convenience, our responses are prefaced by your corresponding comment (in bold text). As requested, three copies each of the amended S-1, and the blackline reflecting our revisions to the S-1 are enclosed. Page references in the responses refer to pages in the clean version of the amended S-1, filed on November 4, 2008.

General

1.             Please submit your response letter dated September 23, 2008 and all future response letters as correspondence on Edgar.

Response:             The response letter dated September 23, 2008 has been submitted as correspondence on Edgar.

2.             Please advise us whether you or the underwriters have obtained any required FINRA approvals regarding underwriting compensation arrangements.

Response:             We have filed for the necessary FINRA approvals regarding underwriting compensation arrangements. We will notify you as soon as approval has been obtained.

Tax Opinion

3.             We note you have filed a short-form tax opinion. However, the tax disclosure in the prospectus does not appear to include any opinion of counsel. Please advise.

Response:             We have removed the short-form tax opinion from the S-1.

Sincerely,

David W. Jaffin